                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                  For the fiscal year ended December 31, 1996.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _______ to ______.

         Commission file number 1-2299

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Applied Industrial Technologies, Inc.
                           Supplemental Defined Contribution Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Applied Industrial Technologies, Inc.
                           One Applied Plaza
                           Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)
-----------------------------------

                                                             Page No.
         (a)      Financial Statements                    (in this Report)
                  ---------------------                   -----------------

                  Independent Auditors' Report                   5
                  Statement of Net Assets Available              6
                           for Benefits --
                           December 31, 1996

                  Statement of Changes in Net Assets             7
                           Available for Benefits --
                           Year Ended December 31, 1996
                  Notes to Financial Statements --               8
                           Year Ended December 31, 1996

         (b)      Exhibit(s)
                  ----------

                  Independent Auditors' Consent                 12

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                      APPLIED INDUSTRIAL TECHNOLOGIES,
                                      INC. SUPPLEMENTAL DEFINED
                                      CONTRIBUTION PLAN

                                      By:      Applied Industrial
                                               Technologies, Inc., as Plan
                                               Administrator

                                      By:   /s/ John C. Dannemiller
                                         ---------------------------------------
                                         Signature

                                       John C. Dannemiller
                                       ---------------------------------------
                                       Printed Name

                                       Chairman, Chief Executive Officer
                                       & President
                                       ---------------------------------------
                                      Title

Date:      June 27, 1997

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

Financial Statements
For the Year Ended
December 31, 1996
And Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996
AND FOR THE YEAR THEN ENDED:

Statement of Net Assets Available for Benefits                              2

Statement of Changes in Net Assets Available for Benefits                   3

Notes to Financial Statements                                               4

                      [DELOITTE & TOUCHE LLP LETTERHEAD]




INDEPENDENT AUDITORS' REPORT

Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan

We have audited the accompanying statement of net assets available for benefits of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Cleveland, Ohio

June 20, 1997

APPLIED INDUSTRIAL TECHNOLOGIES, INC. SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
================================================================================

                                          ---------------------------SUPPLEMENTAL INFORMATION BY FUND-------------------------------
                                           COMPANY           AMERICAN   INCOME    HANCOCK  AMERICAN    BOND   FINANCIAL
                                            STOCK  FIDELITY FUNDAMENTAL FUND OF   EQUITY  EUROPACIFIC FUND OF  RESERVES
                                            FUND    GROWTH   INVESTORS  AMERICA    FUND     GROWTH    AMERICA    FUND      TOTAL
ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                      $70,747                                                                         $ 70,747
    Investment funds                        5,763  $170,744  $119,758   $90,321   $80,763   $72,287   $34,692   $28,821    603,149
                                          -------- --------- ---------  --------  --------  --------  --------  --------  ---------
         Total investments                 76,510   170,744   119,758    90,321    80,763    72,287    34,692    28,821    673,896
  Receivables - Other                          17     1,393                                               303                1,713
                                          -------- --------- ---------  --------  --------  --------  --------  --------  ---------
          Total assets                     76,527   172,137   119,758    90,321    80,763    72,287    34,995    28,821    675,609

LIABILITIES:
  Accrued administrative expenses           3,229     2,920     1,100       855       733       672       608       240     10,357
                                          -------- --------- ---------  --------  --------  --------  --------  --------  ---------
NET ASSETS AVAILABLE FOR BENEFITS         $73,298  $169,217  $118,658   $89,466   $80,030   $71,615   $34,387   $28,581   $665,252
                                          ======== ========= =========  ========  ========  ========  ========  ========  =========



See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
================================================================================

                                                 -------------------------------SUPPLEMENTAL INFORMATION BY FUND--------------------
                                                  COMPANY            AMERICAN   INCOME  HANCOCK AMERICAN    BOND   FINANCIAL
                                                   STOCK   FIDELITY FUNDAMENTAL FUND OF EQUITY EUROPACIFIC FUND OF RESERVES
                                                    FUND    GROWTH   INVESTORS  AMERICA  FUND    GROWTH   AMERICA   FUND     TOTAL

ADDITIONS:
  Contributions:
    Employees                                               $141,710  $ 83,512 $71,542  $82,706  $62,551  $28,814 $ 16,566 $487,401
    Employer:
      Cash                                        $  1,937                                                                    1,937
      Applied Industrial Technologies, Inc.
        common stock                                72,246                                                                   72,246
 Transfer from the King Bearings, Inc. SERP Plan     3,826    23,632    26,045  18,555    5,466    5,466    3,826            86,816
  Investment income                                  1,234     1,386       912   2,615     (262)     978    1,350             8,213
  Net appreciation in market value of investments              9,073    10,560   4,332      759    5,143      351      448   30,666
                                                  --------  --------  -------- -------  -------  -------  ------- -------- --------
      Total additions                               79,243   175,801   121,029  97,044   88,669   74,138   34,341   17,014  687,279

DEDUCTIONS:
  Distributions to participants                        214     1,224     3,696   4,999      657      504      965            12,259
  Net depreciation in market value of investments    3,230                                                                    3,230
  Administrative expenses                              711     1,640     1,180     918      791      724      334      240    6,538
                                                  --------  --------  -------- -------  -------  -------  ------- -------- --------
      Total deductions                               4,155     2,864     4,876   5,917    1,448    1,228    1,299      240   22,027

INTERFUND TRANSFERS                                 (1,790)   (3,720)    2,505  (1,661)  (7,191)  (1,295)   1,345   11,807
                                                  --------  --------  -------- -------  -------  -------  ------- -------- --------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                                      73,298   169,217   118,658  89,466   80,030   71,615   34,387   28,581  665,252

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1996

                                                  --------  --------  -------- -------  -------  -------  ------- -------- --------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996                               $ 73,298  $169,217  $118,658 $89,466  $80,030  $71,615  $34,387 $ 28,581 $665,252
                                                  ========  ========  ======== =======  =======  =======  ======= ======== ========


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established by Applied Industrial Technologies, Inc. and its Subsidiaries (the "Company") effective January 1, 1996, for the benefit of a select group of management or highly compensated employees. This is a non-qualified Plan and is subject to the claims of creditors in the case of bankruptcy of Applied Industrial Technologies, Inc.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making employee and employer contributions to the Trustee, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with that participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPATION AND CONTRIBUTIONS - Participation in the Plan is limited to select management or highly compensated employees of the Company and whose contributions under the Applied Industrial Technologies, Inc. Retirement Savings Plan are limited.

         Eligible employees elect to make contributions to the Plan. There are no limits to the amount they can contribute. Participants may elect to transfer excess contributions from the Retirement Savings Plan. Supplemental Matching Contributions are equal to the amount that matching Contributions under the Retirement Savings Plan are limited each year due to the requirements of the provisions of Sections 401(k) and 401(m) of the Internal Revenue Code.

         Supplemental Matching Contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock.

         Contributions are excluded from participant's taxable income until such amounts are received by them as a distribution from the Plan.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their Supplemental 401(K) Contributions in 10% increments in the Plan's Financial Reserves Fund, American Fundamental Investors Fund, Fidelity Growth Fund, American EuroPacific Growth Fund, Income Fund of America, Bond Fund of America, Hancock Equity Fund, or the Company Stock Fund. All Supplemental Matching Contributions are invested in the Company Stock

         Fund. Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 10% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all Supplemental Salary Savings Contributions and earnings thereon. However, all assets in the Plan are subject to the claims of creditors in the case of bankruptcy of Applied Industrial Technologies, Inc. Participants vest in Supplemental Matching Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

         Upon termination of service, participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election. Participants may also apply for hardship withdrawals from their Supplemental Salary Savings Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company.

         Forfeitures of non-vested amounts are applied to reduce future Supplemental Matching Contributions. There were no forfeitures in 1996.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Matching Employer Contributions and Profit Sharing Contributions made on their behalf.

2.       DESCRIPTION OF THE SEPARATE FUNDS

         The Plan's investment options provide for eight separate investment funds. The Trustee maintains separate accounts for each Plan participant and invests such participant's contributions, as directed by the participant, in one or more of the following funds:

  - The Company Stock Fund consists of investments in the common stock of Applied Industrial Technologies, Inc. and temporary investments in the Trustee's EB Money Market Fund.

  - The Fidelity Growth Fund consists of shares of Advisors Institutional Equity Growth Fund, which invests in stocks with the objective of capital appreciation.

  - The American Fundamental Investors Fund consists of shares of Fundamental Investors, Inc. common stock, which invest in mature stocks designed with the objective of growth from price appreciation and income from dividends.

  - The Income Fund of America Fund consists of shares of Income Fund of America, which invests in stocks and bonds with the objective of maximizing current income from dividends and interest.

  - Hancock Equity Fund consists of shares of John Hancock Special Equity Fund which invests in stocks of emerging growth companies.

  - The American EuroPacific Growth Fund consists of shares of the EuroPacific Growth Fund, which invests in stocks from companies located outside the U. S. with the objective of capital appreciation.

  - The Bond Fund of America Fund consists of shares of the Bond Fund of America, which invests in government and corporate bonds.

  - The Financial Reserves Fund consists of units of the Trustee's PRISM Victory Reserve Fund, which invests in high quality U.S. dollar denominated money market instruments with the objective of maintaining a stable share price

         Company Supplemental Matching Contributions are invested in the Company Stock Fund which consists of investments in the common stock of Applied Industrial Technologies, Inc., limited to a maximum of one million shares, and temporary investments in the Trustee's EB Money Market Fund.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

         USE OF ESTIMATES - In preparing the financial statement in conformity with generally accepted accounting principles, the Plan's administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing price for each of the funds or quoted market prices.

         BENEFIT PAYMENTS - Distributions to participants are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Certain administrative expenses of the Plan are paid by the Plan including trustee fees paid to the Plan Trustee. The Company pays other administrative costs of the Plan, including the salaries, benefits and other costs of Company employees involved in administering the Plan and income taxes on investment earnings.

4.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments exceeding 5% of net assets available for benefits as of December 31, 1996 were as follows:


                         Description of
                         Investment                              1996
                                                             ------------


             Applied Industrial Technologies, Inc.
             Common Stock                                     $   70,747

             Advisors Institutional Equity Growth Fund        $  170,744

             American Fundamental Investors, Inc.             $  119,758

             Income Fund of America                           $   90,321

             John Hancock Special Equity Fund                 $   80,763

             American EuroPacific Growth Fund                 $   72,287

             Bond Fund of America                             $   34,692


5.      TRANSFER FROM KING BEARING, INC. SERP PLAN

        In October 1996, the King Bearing, Inc. SERP Plan was merged into the Plan. Net assets totaling $86,816 were transferred to the Plan in 1996.

                                     ******

                          INDEPENDENT AUDITORS' CONSENT

Applied Industrial Technologies, Inc.

We consent to the incorporation by reference in Registration Statement No. 033-60687of Applied Industrial Technologies, Inc. on Form S-8 of our report dated June 20, 1997, appearing in this Annual Report on Form 11-K of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan for the year ended December 31, 1996.

/S/ DELOITTE & TOUCHE LLP
Cleveland, Ohio

June 27, 1997